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Exhibit II(j)
August 27, 2003

GENERAL ELECTRIC FINLAND OY PRESS RELEASE

GE EXTENDS ITS TENDER OFFER FOR INSTRUMENTARIUM

        General Electric Company's (NYSE: GE) tender offer for all the shares and options of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY), which is currently scheduled to expire on August 29, 2003, will be extended to allow for the completion of the regulatory review process. The new expiration date shall be the date which is ten (10) Finnish banking days following receipt of the final required regulatory approval. GE will announce the exact expiry date and time as soon as possible upon receipt of such approval.

        Both GE and Instrumentarium have been working closely with regulatory authorities. The closing is anticipated in the third quarter of 2003.

        For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems

        GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

        This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

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  Exhibit II(j) August 27, 2003